Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-199217

Dated February 2, 2015

Pattern Energy Announces Commencement of Public Offering of its Class A Common Stock and Provides Outlook for Certain Financial Information

SAN FRANCISCO, CALIFORNIA – February 2, 2015 – Pattern Energy Group Inc. (the “Company” or “Pattern Energy”) (NASDAQ: PEGI) (TSX: PEG) today announced the commencement of an underwritten public offering of up to US$350 million of shares of its Class A common stock by the Company and the selling shareholder, Pattern Energy Group LP (the “selling shareholder” or “Pattern Development”), subject to market conditions. The Company is offering up to US$200 million of shares and the selling shareholder is offering up to US$150 million of shares. The underwriters of the offering will have the option to purchase up to an additional 15% of the entire offering amount from the selling shareholder to cover over-allotments.

The Company will use the net proceeds from its portion of the offering for working capital and general corporate purposes, which may include one or more acquisition opportunities which the Company is considering and the potential repayment of outstanding indebtedness. The Company will not receive any proceeds from the sale of shares by Pattern Development.

The offering is being made through an underwriting group led by Morgan Stanley & Co. LLC, BofA Merrill Lynch and RBC Capital Markets, as joint book-running managers of the offering and the representatives of the underwriters.

The Company also announced that, although it has not yet completed its year-end procedures or finalized its results of operations for the year ended December 31, 2014, it estimates that cash available for distribution for the year ended December 31, 2014 will be in the range of approximately US$61.2 million to US$62.4 million. This estimate, and the estimates of the underlying components thereof, were prepared by, and are the responsibility of, the Company’s management. While these estimates are presented with numerical specificity and considered reasonable by management, actual results may differ. Investors should not place undue reliance on these estimates, and they should not be regarded as a representation that estimated results will be achieved. Cash available for distribution is a non-U.S. GAAP financial measure. The following table provides a reconciliation of the range of the Company’s estimated net cash provided by operating activities to the range of its estimated cash available for distribution for the year ended December 31, 2014:

Year ended December 31, 2014
(U.S. dollars in thousands)
Estimated net cash provided by operating activities	$105,100—115,100
Estimated changes in current operating assets and liabilities	(4,600)—(13,400)
Estimated network upgrade reimbursement	2,500
Estimated use of operating cash to fund maintenance and debt reserves	—
Estimated release of restricted cash to fund general and administrative costs	200
Estimated operations and maintenance capital expenditures	(300)
Estimated transaction costs for acquisitions	1,700
Estimated distributions from unconsolidated investments	7,900
Less:
Estimated distributions to noncontrolling interests	(2,100)
Estimated principal payments paid from operating cash flows	(49,200)

Estimated cash available for distribution	$61,200—62,400

The Company has filed a registration statement (including a prospectus) with the SEC, and a supplement to its MJDS shelf prospectus with Canadian securities regulatory authorities, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying base prospectus and the other documents the Company has filed with the SEC and applicable Canadian securities regulatory authorities for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov and SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it from Morgan Stanley by telephone at (866) 718-1649 or by email at prospectus@morganstanley.com; BofA Merrill Lynch by telephone at (866) 500-5408; or RBC Capital Markets by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com.

The offering will be made in Canada under a supplement to the Company’s MJDS shelf prospectus filed with Canadian securities regulatory authorities.

About Pattern Energy

Pattern Energy Group Inc. is an independent power company listed on the NASDAQ and Toronto Stock Exchange. Pattern Energy has a portfolio of 12 wind power projects, with a total owned interest of 1,636 MW, in the United States, Canada and Chile that use proven, best-in-class technology. Pattern Energy’s wind power projects generate stable long-term cash flows in attractive markets and provide a solid foundation for the continued growth of the business.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, including statements regarding the proposed public offering, use of proceeds, estimates of 2014 cash available for distribution and line items to reconcile such cash available for distribution to net cash provided by operating activities. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. These forward-looking statements are subject to risks, uncertainties and other factors, including conditions to closing this offering, many of which are outside of the Company’s control, which could cause actual results to differ materially from the results discussed in the forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the prospectus supplement filed with the SEC and applicable Canadian securities regulatory authorities and incorporated by reference therein from the Company’s annual report on Form 10-K, as amended by Form 10-K/A and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and

September 30, 2014. The risk factors and other factors noted in the prospectus supplement (including those incorporated by reference therein) could cause actual events or the Company’s actual results to differ materially from those contained in any forward-looking statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

Sarah Webster

(415) 283-4076

sarah.webster@patternenergy.com

Media Relations

Matt Dallas

(917) 363-1333

matt.dallas@patternenergy.com